# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Limited, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 00000
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001104659-25-000553
Filed by CIK 0002048914
Persons authorized to receive notices and communications: Mr. Cheung Chung Yan, David, Room 2301, 23rd Floor, Great Eagle Ctr, 23 Harbour Road, Wan Chai, Hong Kong, Hong Kong (K3), 00000, (852) 2598 3333

## Reporting persons
- Geely Automobile Holdings Limited (CIK 0002048914): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,668,996,860; sole dispositive power 0; shared dispositive power 1,668,996,860; aggregate amount beneficially owned 1,668,996,860 (65.7% of the class)
  Comment: Each of row 8, 10 and 11 represents 1,668,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited, a limited company incorporated in the British Virgin Islands wholly owned by this Reporting Person.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024. For the avoidance of doubt, the ownership percentage of Geely Automobile Holdings Limited in the Issuer may appear differently in certain disclosures and foreign regulatory filings, as those filings account for the Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.
- Luckview Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,668,996,860; sole dispositive power 0; shared dispositive power 1,668,996,860; aggregate amount beneficially owned 1,668,996,860 (65.7% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding as reported in its annual report on Form 20-F for the fiscal year ended on December 31, 2024. For the avoidance of doubt, the ownership percentage of Geely Automobile Holdings Limited in the Issuer may appear differently in certain disclosures and foreign regulatory filings, as those filings account for the Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Limited
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 00000
Comment:
This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on January 3, 2025 (the "Statement") and is being filed by (i) Geely Automobile Holdings Limited and (ii) Luckview Group Limited (collectively, the "Reporting Persons") in respect of the ordinary shares, par value $0.0002 per share (the "Ordinary Shares"), of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer").

This Amendment No. 1 is being filed solely to reflect the updated number of issued and outstanding Ordinary Shares of the Issuer as disclosed in its latest annual report. It does not reflect any acquisition or disposition of the Issuer's shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. This Amendment No. 1 is being filed solely to reflect the updated number of issued and outstanding Ordinary Shares of the Issuer as disclosed in its latest annual report. It does not reflect any acquisition or disposition of the Issuer's shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable. This Amendment No. 1 is being filed solely to reflect the updated number of issued and outstanding Ordinary Shares of the Issuer as disclosed in its latest annual report. It does not reflect any acquisition or disposition of the Issuer's shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Geely Automobile Holdings Limited: /s/ Gui Sheng Yue, Gui Sheng Yue/CEO and executive director (03/24/2025)
- Luckview Group Limited: /s/ Gui Sheng Yue, Gui Sheng Yue/Director (03/24/2025)